Cementos Lima S.A.

FILE NO.
82-3911



VAL-0 05009338
June . . ....

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH. D.C. 209 SECTION

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Quarterly Report as of March 31, 2005.

   Date: filed with CONASEV on May 25, 2005.

   Required by: CONASEV

2. Monthly information as of May 31, 2005 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on June 2, 2005.

   Required by: CONASEV

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC


Cementos Lima S.A.

FILE NO.
82-3911

FILE: SE

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



(FREE TRANSLATION)

FILE N°
82-3911

VAL-065-05

June 2, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of May 31, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Newsletter as of First Quarter 2005





Cementos Lima S.A.

ECONOMIC ENVIRONMENT

According to recent estimations, Peru's Gross Domestic Product (GDP) would have increased 5,5% in 1Q05, with respect to the same period of 2004. On the other hand, the Construction Sector would have increased 3,2%, while domestic demand for cement increased 6,8%.

With respect to the variation of the inflation indices, during 1Q05 the Consumer Price Index and the Wholesale Price Index increased by 0,51% and 0,34%, respectively, significantly lower than the increases of 2,10% and 2,83%, respectively, reached in 1Q04.

During this first quarter, the Peruvian Nuevo Sol revaluated 0,61% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On March 31st, 2005, the exchange rate quotes for selling and buying US dollars were S/. 3,263 and S/.3,259 per dollar, respectively.

CORPORATE MATTERS

On January 26th, 2005, the Board of Directors declared a cash dividend of US$ 0,14 per common share and US$ 0,014 per investment share, paid from February 28th, 2005. This dividend totaled US$ 5 837 543 and was on account of fiscal year 2004's retained earnings.

On March 28th, 2005, the Obligatory General Meeting of Shareholders approved the Annual Report and the Corporate and Social Responsibility Report, as well as the Balance Sheet and related Financial Statements for the fiscal year 2004.

According to a disposition from the Accounting Regulatory Council, starting from January 1st, 2005 the Financial Statements have to be prepared in historic Soles (Peruvian currency). Up to December 31st 2004, they were prepared in Soles adjusted for inflation (constant Soles).

ENVIRONMENT AND CORPORATE SOCIAL RESPONSABILITY

During the first quarter of the year, the Company carried out different activities in order to preserve the environment. Among them we can mention the following:

- Environmental monitoring of air quality, noises and water at the different mining concessions, the Conchan port operations and the Atocongo's production plant. The results of these monitoring activities were sent to the Production Ministry.

Likewise, the Company fulfilled different activities related to social responsibility management. The main activities were:

- In February, the Company signed a Cooperation Agreement with the association "Ayuda en Acción" and the non-governmental organization "Tierra de Niños", through which 11 construction projects will be carried out in the Villa El Salvador district. For that purpose, Cementos Lima S.A. and Asociación Atocongo will contribute with cement, paving stones and concrete bricks, among others.

- Likewise, in March the Company signed an agreement with "Consorcio de Organizaciones Privadas de Promoción al Desarrollo de la Microempresa - COPEME", by means of which we will carried out the program "Generación de Empleo Juvenil" with the purpose of promoting the initiative of job generation in the youth of San Juan de Miraflores and Villa María del Triunfo.

- Furthermore, the integral educational agreement "Educación en Valores" was signed with the non-governmental organization "Sumbi", in order to strengthen the skills and the practice of values in professors and parents.

OPERATIONS AND PRODUCTION

The Company's cement production increased 20,5%, from

454 900 t during 1Q04 to 548 168 t during 1Q05, mainly due to the raise of cement exports and domestic dispatches.

Likewise, the Company's clinker production during 1Q05 increased 35,3% with respect to the same period of 2004, from 602 034 t to 814 356 t, respectively, due to the same reasons mentioned in the previous paragraph.

The variations of the cement and clinker production figures by type of product are shown in Table N° 1.

TABLE N° 1
PRODUCTION BY TYPE OF PRODUCT
(in thousands of metric tons)

PRODUCT	Period / Type	1Q05		1Q04		Variation %
CEMENT	I	372	68 %	350	77 %	6,3
	II	75	14 %	79	17 %	-4,3
	I BA	72	13 %	-	-	-
	IP	25	5 %	26	6 %	-1,9
	V	3	1 %	-	-	-
	Total	548	100 %	455	100 %	20,5
CLINKER	I	546	67 %	388	64 %	40,7
	II	104	13 %	94	16 %	11,2
	I BA	164	20 %	79	13 %	109,3
	V	-	-	42	7 %	-
	Total	814	100 %	602	100 %	35,3

Likewise, the clinker and cement total production figures, as well as cement domestic dispatches are shown in Table N° 2.

TABLE N° 2
PRODUCTION AND DISPATCHES OF CEMENT
(in thousands of metric tons)

YEAR	QTR	Production		Cement Dispatches*	
		Clinker	Cement	C. Lima	Perú
2004	I	602	455	399	1 011
	II	449	635	374	921
	III	587	547	393	1 004
	IV	661	518	409	1 070
	I-IV	2 299	2 155	1 574	4 006
2005	I	814	548	426	1 035
Variation					
05-I / 04-I		35,3%	20,5%	6,8%	2,3%
05-I / 04-IV		23,2%	5,9%	4,3%	-3,3%

* Only domestic dispatches are included

The Conchan's port operations, expressed in total tonnage, increased 91% compared to 1Q04, due to the increase of clinker and cement exports as well as of coal imports. The annual variation in tons of loaded or unloaded product is shown below:

TABLE N° 3
PORT OPERATIONS BY PRODUCT
(in metric tons)

PRODUCT	FIRST QUARTER 2005	N° of Vessels	FIRST QUARTER 2004	N° of Vessels	Volumen Variation %
CEMENT	119 687	4	61 424	2	94,9
CLINKER	98 471	3	58 199	2	69,2
COAL	129 685	4	71 720	2	80,8
GRAINS	17 507	1	-	-	-
TOTAL HANDLED	365 350	12	191 343	6	90,9

MARKET

Domestic

The Company's domestic cement dispatches grew 6,8% from 399 062 t during 1Q04 to 426 329 t during 1Q05, mainly due to the reactivation of the construction sector as a result of the global reactivation of the economy. Likewise, domestic dispatches increased 4,3% with respect to 4Q04.

Additionally, total domestic cement dispatches increased 2,3%, from 1 011 413 t during 1Q04 to 1 034 727 t during 1Q05, due to the same reason mentioned in the previous paragraph.

Consequently, the Company's market share, considering dispatched volumes, rose to 41,2% during this first quarter.

The Company did not make any price adjustments during this first quarter of the year, consequently maintaining

CEMENTOS LIMA S.A.
Income Statement
(in thousands of nuevos soles)

	Three Month Period:				
	First Quarter 2005		First Quarter 2004		Percent Change
		%		%	%
Net Sales	154 662	100	139 897	100	11
Cost of Sales	(94 017)	(61)	(75 260)	(54)	25
Gross Margin	**60 645**	39	**64 637**	46	(6)
Operating Expenses					
Administrative	(20 751)	(13)	(21 978)	(16)	(6)
Selling	(5 016)	(3)	(3 816)	(3)	31
Total Operating Expenses	(25 767)	(17)	(25 794)	(18)	0
Operating Income	**34 878**	23	**38 843**	28	(10)
Comprehensive Financial (Expense) income					
Financial (expense) income , net	(532)	0	(693)	0	(23)
Gain (Loss) from exposure to inflation			3 418	2	(100)
Total Comprehensive Financial (Expense) Income	(532)	0	2 725	2	(120)
Other Income (Expenses)	2 406	2	1 375	1	75
Income Before Tax and Employees	**36 752**	24	**42 943**	31	(14)
Employees' Profit Sharing	(3 620)	(2)	(4 465)	(3)	(19)
Income Tax	(9 775)	(6)	(12 053)	(9)	(19)
Net Income	**23 357**	15	**26 425**	19	(12)

the same prices established on May 16th, 2001.

As a consequence, the average domestic price for Type I cement during 1Q05 (figures are net ex-plant per metric ton, excluding packaging, distribution fee and general sales tax) was S/. 297,88/t, 3,1% lower than the average of the same quarter of 2004. The price for 1Q04 was S/. 307,14/t in constant nuevos soles as of December 31st 2004, given that from January 1st 2005, the Company's financial statements are prepared using historical values. In US

dollars equivalent, the weighted average price for Type I cement during 1Q05 was US$ 91,33/t, 6,4% higher than the US$ 85,81/t of the same period of 2004.

Exports

The total volume exported during 1Q05 totaled 218,158 t, 82,4% higher than the total exported during 1Q04 when exports reached 119 623 t. It is important to mention that the total volume exported was destined to the USA.

During the first quarter of the year, exports equated to 33,8% of the total volume dispatched by the Company, in comparison with the 23,1% obtained during 1Q04.

Likewise, it is important to highlight that as a result of the higher volumes exported and higher prices negotiated for the 2005's contracts, the revenues in dollars from exports increased in 1Q05 by 114,4% with respect to the same period of 2004.

The cement and clinker exports by type of product are shown in Table N° 4.

TABLE N° 4
EXPORTS BY PRODUCT

PRODUCT	FIRST QUARTER 2005			FIRST QUARTER 2004			Variation %
	Volume (t)	N° of Vessels	Share	Volume (t)	N° of Vessels	Share	
CLINKER I	72 552	2	33,3 %	58 199	2	48,7 %	19,8
CLINKER II	25 919	1	11,9 %	-	-	-	100,0
CEMENT I BA	58 820	2	27,0 %	-	-	-	100,0
CEMENT II	60 867	2	27,9 %	61 424	2	51,3 %	-0,9
TOTAL	218 158	7	100 %	119 623	4	100 %	82,4

ANALYSIS OF FINANCIAL RESULTS

During 1Q05, net sales, including exports, added up to S/. 154,6 million, 10,5% higher than in the same period of 2004.

- Domestic sales increased 3,2% due to the higher volume dispatched, net of a lower average sales price (frozen since May 2001) compared with 1Q04, which values are expressed in constant soles of December 2004.

- Exports rose 96,5% due to the higher export volumes and higher export prices, as well as to the different mix of the dispatched products (cement - clinker) in comparison to 1Q04.

Cost of sales, including exports, totaled S/.74,8 million, 24,9% higher than in the former period.

- Domestic cost of sales increased 12,0%, due to the higher international price of coal with respect to the previous quarter and to the higher sales volume.

- Export costs increased 127,1% mainly due to the higher volume exported and the higher price of coal.

The higher coal prices were partially offset by the higher volume dispatched; however, the combined gross margin decreased from 46,2% to 39,2% mainly due to the fact that the Company has maintained its domestic prices frozen since May 2001.

Operating expenses, which added up to S/.25,7 million, were similar to those of the 1Q04.

Operating income reached S/.34,8 million during 1Q05, 10,2% lower than the S/.38,8 million reached in the same period of 2004, due to the same reasons mentioned in the previous paragraphs.

The non-operating income and expenses showed a decrease in financial expenses, which includes in both fiscal years the interest on the loans for the first and

CEMENTOS LIMA S.A.

(in thousands nuevos soles)

BALANCE SHEET

ASSETS	March 31, 2005	December 31, 2004
CURRENT ASSETS		
Cash and Cash Equivalents	22 923	7 360
Accounts Receivable		
Trade accounts receivable	18 127	16 279
Affiliates	12 515	11 694
Other accounts receivable	11 512	11 293
	42 154	39 266
Inventories	181 306	165 869
Prepaid Expenses	5 320	5 932
TOTAL CURRENT ASSETS	**251 703**	**218 427**
Accounts Receivable - Long Term	9 201	9 260
Deferred stripping cost	43 746	42 525
Investment in Securities	28 636	28 636
Fixed Assets	613 229	628 271
Other Assets	53 471	53 057
TOTAL ASSETS	**999 986**	**980 176**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	89 866	45 815
Trade Accounts Payable	14 484	18 424
Affiliates	4 158	3 412
Other Accounts Payable	38 111	54 723
Current Portion of Long Term Debt	4 895	9 849
TOTAL CURRENT LIABILITIES	**151 514**	**132 223**
Long Term Debt	4 895	4 924
Deferred Taxes and Other	53 461	57 181
TOTAL LIABILITIES	**209 870**	**194 328**
STOCKHOLDERS' EQUITY		
Capital Stock	393 168	393 168
Investment Shares	50 788	50 788
Legal reserve	73 853	73 853
Undistributed earnings	272 307	268 039
TOTAL STOCKHOLDERS' EQUITY	**790 116**	**785 848**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**999 986**	**980 176**


Cementos Lima S.A.

CEMENTOS LIMA S.A.
(in thousands of nuevos soles)

STATEMENTS OF CASH FLOW

	March 31, 2005		March 31, 2004	
1. CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	23 357		26 425	
Depreciation	22 676		22 653	
Withdraws and/or Adjustment of Fixed Assets	112		360	
Amortization of Intangibles / Adjustments	746		740	
Provision for decrease in value of assets	434		-	
Others	(3 721)	43 604	(1 278)	48 900
		43 604		48 900
2. CHANGES IN ASSETS AND LIABILITIES				
(INCREASE) DECREASE IN ASSETS				
Trade Accounts Receivable	(1 848)		15	
Affiliates	(821)		(26 032)	
Other Accounts Receivable	(161)		351	
Inventories	(16 657)		2 856	
Prepaid Expenses	612	(18 875)	144	(22 666)
INCREASE (DECREASE) IN LIABILITIES				
Trade Accounts Payable	(3 941)		3 331	
Affiliates	745		(1 888)	
Other Accounts Payable	(16 682)	(19 878)	(7 650)	(6 207)
		4 851		20 027
3. CASH FLOW IN INVESTING ACTIVITIES				
Increase of Other Assets	(1 160)		(1 477)	
Payment for Purchase of Fixed Assets and Current Works	(8 279)		(5 827)	
		(9 439)		(7 304)
		(4 588)		12 723
4. CASH FLOW FROM FINANCING ACTIVITIES				
Long Term Debt Amortization	(4 886)		(4 237)	
Increase (Decrease) of Bank Overdrafts and Loans	44 051		13 225	
Payment of Dividends	(19 014)	20 151	(21 329)	(12 341)
		15 563		382
INITIAL CASH BALANCE		7 360		2 845
FINAL CASH BALANCE		**22 923**		**3 227**

second stages of the cement plant expansion, the same that have been decreasing as a result of the amortization of this debt.

The period's gain from foreign exchange exposure was very low in comparison to the former period's gain. From fiscal year 2005, the financial statements are prepared based on historical soles (until December 31st, 2004, they were prepared based on constant nuevos soles).

Furthermore, other revenues include sales of pulverized coal to third parties and revenues from drawback (custom tariff restitution regime) related to exports. Likewise, other expenses include the costs of selling the pulverized coal to third parties and the port operation's operating expenses. This account has increased by 75% with respect to the same period of 2004, mainly due to the 91% increase of the total tonnage handled by the Conchan Port.

The income tax provision for the fiscal year and the worker's profit sharing decreased 19% with respect to same period of 2004, due to the lower taxable income base.

Net income decreased 11,7% from S/.26,4 million in 1Q04 to S/.23,3 million in 1Q05, representing 15,1% of net sales, lower than the 18,8% of 2004.

The most important changes in the Company's Balance Sheet as March 31st, 2005, with respect to December 31st, 2004, took place in the following accounts:

- Cash and Cash Equivalent levels increased due to the higher volume dispatched in the local market.

- Increase of Trade Accounts Receivable, due to export operations.

- Increase in Inventories, due to the higher stocks of raw materials and work in process to be able to

supply the increase of the foreign and local sales.

- Decrease in Fixed Assets, due to the year's depreciation, net of asset acquisitions.
- Global increase of Current Liabilities, mainly due to working capital loans.

STOCK MARKET INFORMATION

A summary of the stock price information for 1Q05 follows (all figures are in current nuevos soles per share, except for the number of shares):

	Common Shares	Investment Shares
Number as of 05-03-31	36 926 629	47 701 066
Face Value as of 05-03-31	10,00	1,00
Closing price as of 05-03-31	62,39	3,93
Highest closing price	62,50	4,05
Lowest closing price	61,10	3,74
Average closing price	62,04	3,87

The quotation of the ADS's is as follows:

American Depository Shares (ADS)*	Mar. 31, 2005	Dic. 31, 2004
Number	36 257	36 257
Closing price as of	US$ 19,11	US$ 18,91

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet and Profit and Loss Statements as of December 31st, 2004, are presented below.

The companies included in these consolidated financial statements are: Cementos Lima S.A., Inveco S.A. (includes Unicón S.A.), Generación Eléctrica Atocongo S.A., Depósito Aduanero Conchán S.A., Transporte Lurín S.A., Minera Adelaida S.A., Naviera Conchán S.A. (the last three are not currently operating).

TABLE N° 5
CEMENTOS LIMA S.A.
Financial Ratios : 2005 - 2004

	March 31, 2005	December 31, 2004
Current Ratio	1,66	1,65
Acid Test	0,43	0,35
Cost of Sales/Net Sales*	0,61	0,54
Total Liabilities/Total Stockholder'sEquity	0,27	0,25

* Base on figures as of March 31

	March 31, 2005	March 31, 2004	Variation %
Inflation Index (IPC)	108,21	106,22	1,87
Inflation Index(IPM)	165,76	161,96	2,34
Devaluation (S/./US$)	3,263	3,461	-5,72
Cemento Sol (S/./tm)	297,78	297,78	0
Cemento Atlas (S/./tm)	275,68	275,68	0

IPC = Consumer Price Index (Base December 2001=100,0)
IPM = Wholesale Price Index (Base 1994).

RECENT DEVELOPMENTS

On April 27th, 2005, the Board of Directors declared a cash dividend of US$ 0,13 per common share and US$ 0,013 per investment share, payable from May 31st, 2005. This dividend totals US$ 5 420 575,63 and is on account of fiscal year 2005's earnings.

CEMENTOS LIMA S.A. AND SUBSIDIARIES CONSOLIDATED
(in thousands of constant nuevos soles as of December 31, 2003)

BALANCE SHEET	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	6 260	36 673
Accounts Receivable		
Trade accounts receivable	45 540	29 755
Other accounts receivable	8 173	31 375
	53 713	61 130
Inventories		
Cement	9 469	1 048
Work in process	71 671	75 205
Raw materials	17 025	15 827
Spare parts, materials and supplies	68 078	76 702
Goods in transit	3 536	3 697
	169 779	172 480
Prepaid Expenses	7 448	11 765
TOTAL CURRENT ASSETS	**237 200**	**282 048**
Accounts Receivable - Long Term	17 510	17 889
Investment in Securities	3 349	3 611
Fixed Assets	682 982	747 697
Other Assets	66 076	49 584
TOTAL ASSETS	**1 007 117**	**1 100 829**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	51 674	75 112
Trade Accounts Payable	26 056	36 505
Income and Payroll Taxes	5 703	11 340
Vacation and Profits Sharing	10 807	12 582
Dividends Payable	168	0
Customers' Deposits	7 498	2 329
Other Accounts Payable	14 813	53 612
Current Portion of Long Term Debt	28 299	69 086
TOTAL CURRENT LIABILITIES	**145 018**	**260 567**
Deferred Taxes and Other	53 148	59 629
Long Term Debt	57 629	63 729
TOTAL LIABILITIES	**255 795**	**383 925**
Minority Interest	26 021	42 507
STOCKHOLDERS' EQUITY		
Capital Stock	371 128	371 128
Labor Shares	47 942	47 942
Reinvested profits - law 27394		
Legal reserve	74 737	76 769
Undistributed earnings	231 494	178 557
TOTAL STOCKHOLDERS' EQUITY	**725 301**	**674 397**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**1 007 117**	**1 100 829**

CEMENTOS LIMA S.A. Y SUBSIDIARIES (CONSOLIDATED)

Income Statement

(in thousands of constant nuevos soles as of December 31, 2004)

	Twelve Month Period:				
	To December 31, 2004		To December 31, 2003		Percent Change
		%		%	%
Net Sales	**453 390**	100,0	**456 722**	100,0	**(0,7)**
Cost of Sales	(214 508)	(47,3)	(196 117)	(42,9)	9,4
Gross Margin	**238 882**	52,7	**260 605**	57,1	**(8,3)**
Operating Expenses					
Depreciation and amortization	(76 438)	(16,9)	(77 867)	(17)	(1,8)
Administrative	(35 925)	(7,9)	(35 938)	(7,9)	0
Selling	(13 112)	(2,9)	(11 982)	(2,6)	9,4
Goodwill amortization	(1 054)	(0,2)	(1 072)	(0,2)	(1,7)
Total Operating Expenses	(126 530)	(27,9)	(126 859)	(27,8)	(0,3)
Operating Income	**112 352**	24,8	**133 746**	29,3	**(16)**
Comprehensive Financial (Expense) income					
Financial (expense) income , net	(3 836)	(0,8)	(7 029)	(1,5)	(45,4)
Gain (Loss) from monetary position	(1 948)	(0,4)	(5 958)	(1,3)	(67,3)
Total Comprehensive Financial (Expense) Income	(5 784)	(1,3)	(12 987)	(2,8)	(55,5)
Other Income (Expenses)	117	0	(3 210)	(0,7)	(103,6)
Income Before Tax and Employees	**106,686**	23,5	**117 549**	25,7	**(9,2)**
Employees' Profit Sharing	(7 920)	(1,7)	(13 205)	(2,9)	(40)
Income Tax	(27 609)	(6,1)	(28 637)	(6,3)	(3,6)
Net Income before minority interest	**71 156**	15,7	**75 707**	16,6	**(6)**
Minority interest	560	0,1	213	0	163,1
Net Income	**71 716**	15,8	**75 290**	16,5	**(4,7)**



Av. Atocongo 2440
Villa María del Triunfo Lima 35 - Perú
Telephone: (511) 217-0200 Telefax: (511) 217-1496
Web Page: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

Securities Depart: Phone: (511) 265-9045 Fax: (511) 470-8946